January 28, 2025

Leonard Lovallo
Chief Executive Officer
Altair International Corp.
322 North Shore Drive
Building 1B, Suite 200
Pittsburgh, PA 15212

        Re: Altair International Corp.
            Preliminary Information Statement on Schedule 14C
            Filed January 27, 2025
            File No. 000-56312
Dear Leonard Lovallo:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services
cc:    Ernest M. Stern, Esq.